Exhibit 99.4(b)

ENHANCED CASH VALUE RIDER

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”).  All terms of the Policy that do not conflict with this Rider’s terms apply to the Rider. If there is a conflict between the terms of this Rider and the terms of the Policy, the terms of this Rider shall prevail.  Please read it carefully.

Rider Benefit Summary – Upon Surrender of the Policy, this Rider may provide an Enhanced Surrender Amount that is used to determine the Policy’s Net Cash Surrender Value.  This Rider has no Accumulated Value of its own and no cash values.

Enhanced Cash Value Features

Net Cash Surrender Value – When the Policy’s Owner or assignee is a business, a corporation, or a trust that has been established by a business or a corporation for the purposes of providing employee benefits, then the Policy’s Net Cash Surrender Value will be increased by the Enhanced Surrender Amount, if any, calculated on the date of Policy Surrender, unless Surrender is the result of any exchange under Section 1035 of the Internal Revenue Code.

The Accumulated Value is not affected by the Enhanced Surrender Amount.  The Enhanced Surrender Amount is calculated as shown in the Policy Specifications.

This Rider’s Impact on the Policy

While this Rider is in effect, Surrender Charges and Basic Face Amount Increases are impacted as follows:

Surrender Charge – Surrender Charges are equal to zero.

Basic Face Amount Increase – Requested Basic Face Amount Increases are prohibited.

General Provisions of this Rider

Conversion – This Rider is not convertible.

Effective Date – This Rider is in effect on the Policy Date.

Rider Termination – This Rider will terminate on the date the Policy ceases to be In Force.

Rider Reinstatement – If the Policy lapses and is later reinstated under its Reinstatement provision, then this Rider will also be reinstated.

Effect of Additional Benefits on Rider Provisions – Your Policy may include additional benefits that were added by rider or endorsement.  These rider and endorsement forms may include provisions that replace or amend provisions in this contract. Alternatively, the provisions in this contract may replace or amend provisions in additional benefits that were added by rider or endorsement. Please read your entire Policy including this Rider and all other forms carefully.

Conformity with IIPRC Standards – This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards.  If there is any Rider provision that is in conflict with any IIPRC standards applicable to this Rider when this Rider was issued, the provision is amended to conform to that standard.  Any such amendment is effective on the Effective Date

Signed for Pacific Life Insurance Company,

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